UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Other Events

The Board of Directors of Mega Matrix Inc. (the “Company”) has been authorized to effect a share consolidation at a ratio of 1 post-split ordinary share for every 20 pre-split ordinary shares (the “Share Consolidation”). At the effective time of the Share Consolidation, the authorized share capital of the Company will be reduced and amended from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001.

The Share Consolidation and the Fourth Amended and Restated Memorandum and Articles of Association, both of which will take effect on September 15, 2026, were duly approved by the shareholders of the Company at an extraordinary general meeting held on September 1, 2026. The Company’s Class A ordinary shares will continue to be traded on the NYSE American under the symbol “MPU” and will begin trading on a post-consolidation-adjusted basis when the market opens on September 16, 2026. The CUSIP number for the Company’s ordinary shares following the Share Consolidation will be G6005C116.

The Share Consolidation is primarily intended to increase the Company’s per share trading price in order to maintain its listing on NYSE American. Although no guarantees can be offered, the Company believes that the Share Consolidation will enable the Company to maintain its NYSE American listing.

The Share Consolidation will reduce the issue and outstanding number of ordinary shares of the Company’s 62,492,148 pre-consolidation Class A ordinary shares to approximately 3,124,608 post-consolidation Class A ordinary shares, subject to adjustments for rounding.

A copy of the Fourth Amended and Restated Memorandum of Association is attached hereto as Exhibit 3.1. A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report, Exhibit 3.1 and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements on Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739), Form S-8 (File No. 333-289715), Form F-3 (File No. 333-290026) and Form S-8 (File No. 333-295194), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description

3.1	Fourth Amended and Restated Memorandum of Association
99.1	Press Release, dated September 10, 2026 Announcing Share Consolidation of Class A Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
	Name:	Yucheng Hu
	Title:	Chief Executive Officer
Dated: September 10, 2026

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